BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) hereby informs to its shareholders and the market in general that the Company was been included in the 20th Corporate Sustainability Index (“ISE”) portfolio, organized by B3 Stock Exchange. The assets comprising ISE were announced this Wednesday (30).

The ISE is a tool for comparative analysis of the performance of companies listed at B3 as to the aspect of corporate sustainability, based on environmental balance, social justice, corporate governance, and economic efficiency. The new portfolio will be in place as of May 05, 2025 and is comprised of shares of 82 companies listed in B3.

This achievement reinforces the transparency of the Company's actions as regards sustainable growth and reaffirms its efforts to improve its management practices to create value for its shareholders and society.

São Paulo, April 30, 2025.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.